Exhibit 99.1

Amendment Agreement

To

Convertible Note Purchase Agreement (“CNPA”)

And

Unsecured Convertible Promissory Note (“Note”)

This Amendment to the CNPA and Note (“Amendment”) is executed as of June 27, 2024 by and among MicroCloud Hologram Inc. (“Company”) and the undersigned Investors of the Notes. Terms not defined herein have the meanings ascribed to them in the CNPA and Note.

Whereas, on January 23, 2024, the Company and each Investor entered into a CNPA, and on January 24, 2024, the Company issued to each Investor a Note pursuant to the terms of the CNPA;

Whereas, the Company and the Investors desire to shorten the Maturity Date under each of the Notes;

Whereas, in order to induce the Company to shorten the Maturity Date to 360 days after the Effective Date under the Note, the Company and the Investors are willing to make amendments to the Notes to implement a monthly conversion limit to each of the Notes.

Now therefore, in consideration of the premises and the mutual promises and covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

1.	The first paragraph of each Note will be restated in its entirety as follows:

FOR VALUE RECEIVED, MICROCLOUD HOLOGRAM INC., a Cayman Islands exempted company (“Borrower”), promises to pay to [  ] or its successors or assigns (“Lender”), $[amount in CNPA] and any interest, fees, charges, and late fees accrued hereunder on the date (the “Maturity Date”) that is 360 days after the date the Purchase Price for this Note is delivered by Lender to Borrower (the “Purchase Price Date”) in accordance with the terms set forth herein and to pay interest on the Outstanding Balance (as defined below) at the simple rate of 0% per annum from the Purchase Price Date until the same is paid in full.

2.	Monthly Conversion Cap. As a condition for the Company agreeing to shorten the Maturity Date of the Note, each Investor agrees to be subject to a monthly conversion cap equal to the lesser of (i) $[ ], or (ii) the quotient that is the Outstanding Balance divided by 12; provided that the monthly conversion cap may be waived by the Company by way of written agreement (“Monthly Conversion Cap”). Section 3.1 of the Note shall be restated in its entirety as follows:

Conversions. Lender has the right at any time after the Purchase Price Date until the Outstanding Balance has been paid in full, at its election and subject to the Monthly Conversion Cap, to convert (“Conversion”) a portion of the Outstanding Balance into ordinary shares of par value US$0.0001 each of Borrower (“Conversion Shares”) as per the following conversion formula: the number of Conversion Shares equals the amount being converted (the “Conversion Amount”) divided by the Conversion Price. Conversion notices shall be in the form attached hereto as Exhibit A (each, a “Conversion Notice”) and may be effectively delivered to Borrower by any method set forth in the “Notices” section of the Purchase Agreement. Borrower shall take necessary actions to enable the share registrar or transfer agent to deliver the Conversion Shares from any Conversion to Lender or its Permitted Designee (as defined below) in accordance with Section 7 below. “Permitted Designee” means any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity which directly, legally and beneficially owns any issued and outstanding equity securities of Lender.

3.	Limited Effect. Except as amended hereby, each Note shall remain in full force and effect, and the valid and binding obligation of the parties thereto.

4.	Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

In witness hereof, the parties hereto, have caused this Amendment Agreement to be duly executed and delivered as of the date first written above.

COMPANY AND BORROWER:

MicroCloud Hologram Inc.

By:
Name:	Guohui Kang
Title:	Chief Executive Officer and Director

INVESTOR AND LENDER

By:
Name:
Title: